April 13, 2021

VIA EDGAR

Ms. Mary Beth Breslin

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Elliott Opportunity II Corp.

Withdrawal of Underwriter Acceleration Letter dated April 9, 2021

Dear Ms. Breslin:

We hereby withdraw, with immediate effect, the Underwriter Acceleration Letter dated April 9, 2021 with respect to the Registration Statement on Form S-1, as amended (Registration No. 333-253328) of Elliott Opportunity II Corp.

[Signature page follows]

Very truly yours,

Credit Suisse Securities (USA) LLC

By:	/s/ Frank McGee
Name: Frank McGee
Title: Managing Director

Citigroup Global Markets Inc.

By:	/s/ Anthony Diamandakis
Name: Anthony Diamandakis
Title: Managing Director

UBS Securities LLC

By:	/s/ Pedro Bollmann
Name: Pedro Bollmann
Title: Executive Director

UBS Securities LLC

By:	/s/ Tyler Nash
Name: Tyler Nash
Title: Associate Director

[Signature Page to Underwriter’s Acceleration Withdrawal Request]